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                                                                  Exhibit (a)(7)


October 24, 2001
RE: Offer to Purchase Limited Partnership Interests

Dear Fellow Investor:

The purpose of this letter is to update you on the status of our Offer to buy your Limited Partnership Units in Marriott Residence II Inn Limited Partnership for $275 per Unit in cash. Our Offer Price will be reduced by any distributions made on or after September 21, 2001, and will be increased by any interest that accrues as provided in the Offer to Purchase.

The Purchaser is owned by MRI Partners, LLC, a joint venture between subsidiaries of Madison Capital Management, LLC and Haberhill LLC. Madison is a privately-held investment firm which purchases units in hundreds of under-performing limited partnerships. To date, over 60,000 limited partners nationwide in over 320 limited partnerships have chosen to sell their units to Madison, making it a leading and reliable choice for limited partnership investors seeking a timely, cost-effective liquidity option. Haberhill is a privately-held real estate investment advisory firm. None of the Purchaser, Madison nor Haberhill is affiliated with the Partnership or its general partner. We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who regularly resells units).

Please consider the following in evaluating our Offer:

o STATUS OF CURRENT OFFER. To date, response to our Offer has been strong with 1,932.25 units or 2.76% of the outstanding units being tendered. We have extended the expiration date to provide investors with additional information and allow them the opportunity to accept our Offer.

o SUSPENSION OF DISCUSSIONS WITH POTENTIAL BIDDER. On October 9, 2001 the General Partner of the Partnership mailed a letter to investors in response to our Offer and indicated that it was remaining neutral with respect to the Offer. In that letter the General Partner also made the following comment about its attempt to sell the Partnership's Inns, "As of the date of this letter, the Partnership has begun exclusive discussions with one potential acquirer who is currently conducting additional due diligence." On October 22, 2001 the Partnership filed an amendment to its response letter, which states the following about the discussion with a potential acquirer, "At the present time, these discussions have been suspended. The discussions have been suspended to allow the parties to determine the effect on the business and operations of the Partnership of the terrorist attacks of September 11, 2001, as well as the current economic conditions generally." The Partnership does not give any assurance that a transaction to sell its Inns will occur in the near future.

o HIGHER PRICE THAN RECENT SALES. Our Offer Price of $275 per Unit is 33% higher than the recent secondary market prices as reported in the most recent edition of The Partnership Spectrum. The weighted average of secondary market prices for Units sold during the period from June 2001 - July 2001 was $230 per Unit (before netting out typical fees and commissions of 10%), according to the July/August 2001 issue of The Spectrum. When adjusted for typical fee and commission charges of 10%, the net weighted average trading price would be $207 per Unit.

o DISTRIBUTIONS ARE SUSPENDED. The Partnership has not paid any distributions from operations since February 1998. It is required to make debt service payments, payments to capital expenditure reserve accounts and payments to the property manager before distributions to limited partners can be reinstated. In its 2000 annual report, the Partnership states that "It appears unlikely that cash distributions will be possible for the next several years."

o RECENT ARTICLE ON THE PARTNERSHIP. In the March/April 2001 issue of The Partnership Spectrum the following comment about the Partnership was made, "Not only are [limited partners] apparently stuck in [the Partnership] for some time to come, they are being allocated significant taxable income without receiving any corresponding distributions. According to Host Marriott, [the Partnership is] expected to generate [$173 per unit] in taxable income for 2001 which means that [limited partners] must pay Uncle Sam to continue owning [their investment]. This has caused many [limited partners] to dump their units in the secondary market where unit prices have dropped significantly in the past two years to settle in at around $200." The taxable income mentioned above is for 2000 only and may change in future years.

     Madison Liquidity Investors 114, LLC 6143 South Willow Drive Ste. 200
                           Greenwood Village, CO 80111
            Phone: (800) 269-7313      Facsimile: (303) 957-2098

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o THE PARTNERSHIP HAS SIGNIFICANT INDEBTEDNESS. The Partnership's indebtedness consists of a single mortgage note totaling approximately $133 million, which bears interest at a rate of approximately 8.55%, and matures on March 10, 2006 and is secured by the Partnership's properties. Except in limited circumstances, this loan cannot be prepaid without significant penalty.

o CAPITAL EXPENDITURES. Under its property management agreement, the Partnership is required to maintain a property improvement fund to finance necessary capital improvements. The fund has contained insufficient capital to meet current needs since the beginning of 1998. The Partnership has said in its 2000 annual report, "[t]he shortfall is primarily due to the need for suite refurbishments at a majority of the Inns as part of ongoing, routine, capital maintenance. To address the shortfall, [the Partnership] provided additional cash of $1.6 million and $2.5 million to the property improvement fund in the first quarter of 2000 and 1999." In the Partnership's most recent Quarterly Report on Form 10-Q, it reports that the property manager estimated that approximately $59 million may be required over the next five years to finance capital improvements.

o YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount which you might otherwise receive with respect to your Units over the remaining term of the Partnership.

o WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units.

o CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

o YOU MAY ATTEMPT TO SELL IN THE SECONDARY MARKET. The Offer Price is greater than prices recently quoted by secondary market matching services. We also believe that transactions through secondary market services are costly and time consuming, and that quoted prices often differ from the price received.

We will purchase a maximum of 10% of the outstanding Units in our Offer. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) transfer of the Units to us, subject to Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. All sales of Units will be irrevocable by you, subject to Section 5 - "Withdrawal Rights" of the Offer to Purchase. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO which was previously sent to you, and the Supplement contain a full discussion of the terms of the Offer.

The General Partner does not disclose a net asset value for the Units. If you would like to learn more about the Partnership you may access its public filings at www.sec.gov, the website of the Securities and Exchange Commission, or call the General Partner to request the latest copy of its 10-K (Annual Report), 10-Q (Quarterly Report) and 8-K (Current Report).

If you wish to accept our Offer:

1. Please complete the Medallion Signature Guarantee on the enclosed Agreement of Assignment and Transfer (this can be done by your broker or a bank where you have an account).
2. Return it in the enclosed envelope, along with your Limited
Partnership Certificate (if one was issued to you and is available).

Our offer will expire at 5:00 pm New York time on November 20, 2001, subject to any extension. We encourage you to act promptly. We will automatically extend our Offer by ten business days if any distributions are made by the Partnership within ten business days of the expiration of the Offer. By accepting the offer, you will agree that we are entitled to all distributions made by the Partnership on or after September 21, 2001. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information on press releases, possible extensions or how distributions paid by the Partnership may affect the payment process (including the final payment amount) may call our customer service line at the number below. We reserve the right to extend, amend or terminate the Offer.

Please call us at (800) 269-7313 (toll-free), or send a fax to (303) 957-2098, if you have any questions. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. Thank you for your consideration of our offer.

Very truly yours,

Madison Liquidity Investors 117, LLC


     Madison Liquidity Investors 114, LLC 6143 South Willow Drive Ste. 200
                          Greenwood Village, CO 80111
            Phone: (800) 269-7313      Facsimile: (303) 957-2098